CONSULTING AGREEMENT

This Agreement is made as of this December 20, 2002, by and between Startcall.com, Inc., (“the Company”) a corporation duly organized and existing under the laws of Florida, with offices at Kroghsgade 1, 2100 Copenhagen, Denmark and Antonio Treminio and Stan Merdinger (“the Consultant”) with his address at 117 West 58th Street, 2I, New York, New York 10019.

WHEREAS, The Company is engaged in the business of providing Internet intelligence, by monitoring information published on websites throughout the world and structuring the information by searching for individual words and concepts for it’s customers.

WHEREAS, the Consultant will provide management and business strategy consulting services to the Company, advise the Company’s directors in maintaining its accounting and business reporting records, advise the Company regarding potential merger/acquisition proposals and assist the Company in maintaining relationships with development team members and regulatory professionals. The Consultant will use his best efforts to assist the Company in obtaining contracts with various internet based companies to use the Company’s services. (collectively all of such services shall be known as the “Consulting Services”).

WHEREAS, the Company wishes to retain the services of the Consultant on the following terms and conditions:

1.	The Company hereby retains the services of the Consultant for a period of one year commencing on the date of the agreement is signed and may be extended to a period of one year by the agreement of both parties. In exchange for the Consulting Services, the Consultant shall receive 18,500,000 shares of Company’s common stock. Such shares shall be issued in the following manner: 2,000,000 shares upon execution of this Agreement, 4,000,000 shares within thirty-one (31) days from the date of this Agreement and the balance of 12,500,000 shares within one hundred and ninety (190) days from the date of this agreement. The Company shall hold the 4,000,000 shares and the 12,500,000 shares in escrow until the release dates. Such shares shall not be released without the approval of Anders Nielsen, the President of Startcall. Mr Nielsen, at his sole discretion, shall authorize the release of such shares if the Consultants are adequately providing the services set forth above. Services of the Consultant shall not directly or indirectly promote or maintain a market for the Company’s securities and are not and will not be provided in connection with a capital raising transaction for the Company.

2.	The Consultant shall, employing his best efforts, assist the Company by the providing the services set forth above.

3.	The Consultant shall be an independent contractor and shall have no right or authority to assume or create any obligations or responsibility, express or implied, on behalf of or in the name of the Company, unless specifically authorized in writing by the Company. No provision of this Agreement shall be construed to preclude consultant from pursuing other projects.

4.	The Consultant (including any person or entity acting for or on behalf of the Consultant) shall not be liable for any mistakes of fact, errors of judgment, for losses sustained by the Company or any subsidiary or for any acts or omissions of any kind, unless caused by the negligence or intentional misconduct of the Consultant or any person or entity acting for or on behalf of the Consultant.

5.	This Agreement shall be binding upon the Company and the Consultant and their successors and assigns.

6.	If any provision or provisions of this Agreemen shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held, invalid illegal or unenforceable.

7.	No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties hereto. No waiver of any other provisions hereof (whether or no similar) shall be binding unless executed in writing by both parties hereto nor shall such waiver constitute a continuing waiver.

8.	This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which shall constitute one and the same Agreement.

9.	The Parties agree that should any dispute arise in the administration of this Agreement, that the agreement shall be governed and construed by the Laws of the State of Florida.

10.	This Agreement contains the entire agreement between the parties with respect to the consulting services to be provided to the Company by the Consultant and supersedes any and all prior understandings, agreement or correspondence between the parties.

IN WITNESS WHEREOF, the Company and the Consultant have caused this Agreement to be signed by duly authorized representatives as of the day and year first above written.

STARTCALL.COM, INC.

BY: /s/ Anders Nielson ANDERS NIELSEN President, CEO, CFO Secretary and Director

BY: /s/ Antonio Treminio ANTONIO TREMINIO	BY: /s/ Stan Merdinger STAN MERDINGER